

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Highlander Capital Group Inc.
Short Hills, New Jersey

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Highlander Capital Group Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Highlander Capital Group Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii), (the "exemption provisions") and (2) Highlander Capital Group Inc. stated that Highlander Capital Group Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Highlander Capital Group Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Highlander Capital Group Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 25, 2016

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065